Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1. Valuation Report - April 4, 2007

Item 1

Strictly private and confidential

Valuation Report to Ultrapar Participações

Ultrapar Participações S.A., Refinaria Petroleo Ipiranga S.A., Distribuidora de Produtos de Petroleo Ipiranga S.A., Companhia Brasileira de Petroleo Ipiranga

April 4, 2007

A Passion to Perform.

Disclaimer

■
These materials may only be used by Ultrapar Participações S.A. (“Ultrapar”) for the purposes defined in the engagement letter signed with Deutsche Bank Securities Inc. (“Deutsche Bank”). Neither Deutsche Bank nor any of its affiliates or any of its or their officers, directors, employees, affiliates, advisors, agents or representatives (collectively, “Deutsche Bank Representatives”) makes any express or implied representation or warranty as to the accuracy or completeness of any of the materials set forth herein or provides advice relating to tax, accounting, legal, antitrust, or other regulatory matters. Nothing contained in the accompanying materials is, or shall be relied upon as, a promise or representation as to the past or the future

■
In connection with Deutsche Bank’s role of “conducting a valuation analysis / preparing a valuation report” for Ultrapar, and in preparing its report as to the respective valuations of Companhia Brasileira de Petróleo Ipiranga (“CBPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Refinaria de Petróleo Ipiranga S.A. (“RIPI”) (collectively, “Ipiranga”, or the “Ipiranga Group”) and Ultrapar, Deutsche Bank has reviewed certain publicly available financial and other information concerning Ultrapar and the Ipiranga Group and certain internal analyses and other information furnished to it by Ultrapar and the Ipiranga Group. Deutsche Bank has also held discussions with members of the senior managements of Ultrapar and the Ipiranga Group, and with respect to certain assets, the senior management of Braskem, regarding the businesses and prospects of their respective companies and the operations of the combined company following the transactions described herein. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Ultrapar’s and the Ipiranga Group’s stock, (ii) compared certain financial and stock market information for Ultrapar and the Ipiranga Group with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the agreements governing the transaction, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate

Disclaimer (continued)

■
Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Ultrapar or the Ipiranga Group, including, without limitation, any financial information, forecasts or projections considered in connection with the preparation of its report as to the respective valuations of Ultrapar and the Ipiranga Group. Accordingly, for purposes of its report, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Ultrapar or the Ipiranga Group

■
It should be understood that any valuations, financial and other forecasts and/or estimates or projections and other assumptions contained in the accompanying materials (including, without limitation, regarding financial and operating performance), were prepared or derived from information (whether oral or in writing) supplied solely by the respective managements of Ultrapar, the Ipiranga Group and Braskem or derived from other public sources, without any independent verification by Deutsche Bank, and involve numerous and significant subjective determinations and assumptions by Ultrapar and the Ipiranga Group, which may not be correct. As a result, it is expected that there will be a difference between actual and estimated or projected results, and actual results may vary materially from those shown herein. In addition, with respect any such information made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Ultrapar and the Ipiranga Group as to the matters covered thereby. The report observes the requirements by Brazillian Securities Regulation, in particular Rule #361/02 of the Brazillian Securities Commission ("CVM").

Disclaimer (continued)

■
Accordingly, in preparing its report as to the respective valuations of Ultrapar and the Ipiranga Group, neither Deutsche Bank nor any of the Deutsche Bank Representatives make any express or implied representation or warranty, or express any view, as to the accuracy, reasonableness, completeness or achievability of any such financial and other forecasts and/or estimates or projections, or as to the determinations or assumptions on which they are based. Deutsche Bank’s report is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof

■
Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Ultrapar or the Ipiranga Group is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Ultrapar or the Ipiranga Group or materially reduce the contemplated benefits of the transaction to Ultrapar

■
This presentation was based on the information available until today, and the views expressed are subject to change based upon a number of factors, including market conditions and Ultrapar’s and the Ipiranga Group’s business and prospects. Deutsche Bank does not undertake any obligation to update or otherwise revise these materials after the date hereof

■
This Report and its conclusions are not recommendations by Deutsche Bank as to whether Ipiranga shareholders should tender their shares in the mandatory tender offer, or to Ultrapar or Ipiranga shareholders as to the fairness to such shareholders, from a financial point of view, of the exchange ratio in the incorporation of RIPI, CBPI, DPPI shares in Ultrapar. Each shareholder must reach its own conclusions about the advisability of accepting the offer presented by Ultrapar and the incorporation of the shares of CBPI, DBPI and RIPI by Ultrapar

Contents

Section
1	Executive summary		1
2	Valuation summary		9
	A	Ultrapar	10
	B	RIPI	13
	C	DPPI	16
	D	CBPI	19
3	Economic value of underlying assets		22
	A	Ultrapar	26
	B	Ultrapar prior to the share merger	37
	C	CBPI distribution	39
	D	DPPI distribution	45
	E	Copesul	50
	F	IPQ	55
	G	Valuation of other assets based on multiples	60
4	Final considerations		62
5	Glossary		64

Appendix
I	Share price evolution		67
II	Comparable multiples		73

Executive summary	Section 1

Section 1

Executive summary

1

Executive summary	Section 1

Initial considerations

■	This appraisal report (“Report” or “Valuation Report”) was prepared by Deutsche Bank as requested by Ultrapar

■
The Report observes the requirements imposed by Brazilian Securities Regulation, in particular Rule #361/02 of the Brazilian Securities Commission (“CVM”). Ultrapar requested this Report to be used in connection with (i) the mandatory tender offers related to the acquisition by Ultrapar of the control of Ipiranga Group, and (ii) the incorporation of CBPI, DBPI and RIPI shares in Ultrapar

■	The ranges for the respective valuations of Ultrapar, CBPI, DBPI and RIPI are limited to 10% due to a requirement imposed by Rule #361/02 of the CVM

2

Executive summary	Section 1

Scope of Deutsche Bank’s analysis

The objective of this Valuation Report is to present economic valuations of both Ultrapar and Ipiranga Group in accordance with the criteria defined as mandatory by the CVM

Under the CVM Rule #361/02, Deutsche Bank has conducted an analysis using the following methodologies and assumptions:

■	Economic value based on discounted cash flow (“DCF”) analysis for the main operating companies and comparable multiples for some smaller operating subsidiaries
–	Based on publicly available information and discussions with management of Ultrapar and Ipiranga

■	Market value based on average share prices weighted by traded volume
–	Average share price weighted by traded volume during the last twelve months ended March 16, 2007 (last trading day pre-announcement)

■	Book value of the shares
–	Based on Ultrapar and Ipiranga’s audited financial statements as of December 31,2006

Among the different valuation methodologies presented in this Valuation Report, Deutsche Bank believes the economic value based on DCF and comparable multiples is the most applicable methodology for valuing Ultrapar and Ipiranga

Economic value - methodologies for different business lines
Discounted cash flow	Codename	WACC	Public company comparables	Codename
Companhia Brasileira de Petróleo Ipiranga	CBPI	12.2%	Ipiranga Química S.A.	IQ
Distribuidora de Prod. de Petróleo Ipiranga	DPPI	12.3%	Empresa Carioca de Prod. Químicos S.A.	EMCA
Copesul Central Química	Copesul	11.2%	Ipiranga Asfaltos	IASA
Ipiranga Petroquímica S.A.	IPQ	11.8%	AM/PM Comestíveis	AM/PM
Ultrapar Participações	Ultrapar	10.6%	Isa-Sul Administração e Part. Ltda	Isa-sul
			Refinaria Petróleo Ipiranga	Refinery

3

Executive summary	Section 1

Valuation range - price per share

Ultrapar (R$ per share)

Economic value (a)
64.48
71.26
Market value - ON shares (b)
Ultrapar ON's are not liquid
Market value - PN shares (b)
43.08
Book value (c)
23.86
0
20
40
60
80

Source: Factset and public companies' information

RIPI (R$ per share)

Economic value (a)
51.63
57.06
Market value - ON shares (b)
45.81
Market value - PN shares (b)
32.75
Book value (c)
19.50
0
20
40
60
80

Source: Factset and public companies' information

DPPI (R$ per share)

Economic value (a)
41.11
45.44
Market value - ON shares (b)
41.69
Market value - PN shares (b)
24.99
Book value (c)
25.13
0
10
20
30
40
50
60

Source: Factset and public companies' information

CBPI (R$ per share)

Economic value (a)
26.97
29.81
Market value - ON shares (b)
21.72
Market value - PN shares (b)
18.32
Book value (c)
14.68
0
10
20
30
40
50
60

Source: Factset and public companies' information

Notes:

(a) Based on discounted cash flow analysis (DCF) and comparable multiples
(b) Market value based on weighted average shares for the 12 months prior to date of announcement (c) Book value based on latest public company filing dated
12/31/2006

4

Executive summary	Section 1

Conducting the economic valuation

The three main economic valuation methodologies used were: Discounted Cash Flow (“DCF”), comparable public companies’ multiples and comparable precedent transaction multiples

	Discounted Cash Flow - DCF Analysis	Comparable Public Company Analysis	Comparable Precedent Transaction Analysis
Methodology
  Un-levered projections of cash flow to the firm
  Terminal value calculation based on perpetuity growth (Gordon’s growth model) or exit multiple
  Cash flow and terminal value discounted by a discount rate that corresponds to the Company’s Weighted Average Cost of Capital (“WACC”)

  Identification of listed companies that are comparable to the business being assessed
  Calculation of value (TEV or equity) as a multiple of value drivers (sales, ebitda, earnings, etc.)
  Multiples of value are applied to the corresponding value driver of the Company being assessed

  Identification of transactions involving companies with comparable activities
  Calculation of the implied multiples of value in those transactions
  Multiples of value are applied to the corresponding value driver of the Company being assessed

Potential advantages
  Estimates the intrinsic value of the Company
  Valuation takes into consideration the risk-return profile of the investment, and can be adjusted for the country risk
  Takes into consideration the company’s capital structure
  More flexibility to incorporate expected changes in the business profile such as change in product mix, capacity expansion, etc.
		In efficient markets, it properly reflects the market consensus of value of a given industry Reflects historical performance and industry trends	Reflects the implied value of transactions in a given industry Might have synergies imbedded in the valuation multiples
Potential disadvantages	Subject to different view of the Company’s future generation of cash and risk Uncertainties of longer forecasts
  Difficulty to identify companies that are comparable to the asset being assessed
  Does not reflect differences among the companies such as capital structure, profitability, management, etc
  Results can be affected by adverse situations not linked to valuation (macroeconomic, political, etc.)

  Difficulty to identify companies/ transactions that are comparable
  Characteristics of the transaction might affect valuation such as competitiveness of the sale process, estimated synergies of the potential buyer, defensive play, etc
  It does not reflect the differences among the companies’ potential returns
  Limited public information available

Considerations
  Maximum flexibility to incorporate in the valuation several value drivers such as discount rate (driven by capital structure, country risk, cost of equity), perpetuity growth and expected performance (as opposed to historical performance)

  Limited sample in the local market requires evaluator to expand to different markets (normally with different characteristics)
  Does not incorporate specific nature of the company being assessed
  Based on historical performance, it incorporates market trend
Limited sample
Notes: (1) TEV - Total Enterprise Value = Equity plus Net debt.

5

Executive summary	Section 1

Deutsche Bank credentials

■
Deutsche Bank and its affiliates provide a full range of investment banking products and services worldwide. The Corporate and Investment Bank (“CIB”) is responsible for providing capital markets products and investment banking services to corporations, financial institutions and governments and their agencies

■
Deutsche Bank and its affiliates’ expertise in assessing Brazilian publicly listed companies includes: the advisory to Ashmore Energy International on the acquisition of Prisma Energy International in 2006, the fairness opinion valuation of Companhia Siderúrgica Belgo Mineira in 2005, and the valuation report of Cia. Metalic Nordeste for Companhia Siderurgica Nacional (“CSN”) in 2002

■
Deutsche Bank or its affiliates also advised La Seda de Barcelona S.A. (“LSB”) on the acquisition of Eastman Chemical Iberica S.A. from Eastman Chemical Company in 2007, advised Linde AG on the sale of equipment business of BOC Edwards to CCMP Capital in 2007, advised Gazprom on the sale of a 10.7% stake to Rosneftegaz, advised ConocoPhillips on the divestment of selected European downstream assets (pending), advised Giant Industries on its sale to Western Refining Inc. and provided a fairness opinion valuation (pending), and is advising Valero on strategic alternatives for the Lima, Ohio refinery, among other assignments

■
Other selected transactions that involved valuation of public companies include: the advisory to Fairchild Semiconductor International in its acquisition of System General Corp, and the advisory to Healthcare REIT in its acquisition of Windrose Medical Properties Trust. Deutsche Bank also acted as advisor to International DisplayWorks Inc. when it was acquired by Flextronics International Ltd. and to US LEC Corp when it merged with Paetec Communications, Inc. All these transactions required a fairness opinion valuation

■	Deutsche Bank and its affiliates have a qualified team of professionals based in New York and São Paulo led by Mr. Ian Reid who was responsible for producing this Report

■
In delivering the Report, Deutsche Bank followed its internal policies applicable to the delivery of valuation reports, including forming an internal valuation committee to review and approve the report

6

Executive summary	Section 1

Additional considerations

■	The date of this Report is April 4, 2007

■	This Report may be solely used in the context of the request made by Ultrapar to Deutsche Bank

■
Research reports prepared by different areas of Deutsche Bank may utilize different assumptions with respect to the future performance of Ultrapar and Ipiranga than those used in the Valuation Report, and thus potentially present significantly different conclusions with respect to valuation

■	In compliance with the resolution CVM #361/02, Deutsche Bank states that as of April 4, 2007:

–	There is no conflict of interest that compromises the independence necessary to prepare this Report

–
Deutsche Bank and its affiliates held 8,527 non-voting shares of Braskem and 171,000 ADRs of Braskem; 62,175 voting shares of Petrobras, and 500,540 ADRs of Petrobras; Deutsche Bank and its affiliates did not hold, directly or indirectly, any shares of CBPI, DBPI and RIPI, nor did they hold shares or ADRs of Ultrapar, Petrobras or Braskem other than the shares/ADRs mentioned above

–	Deutsche Bank is engaged in sales and trading transactions with Petrobras and Braskem, which includes, but is not limited to, derivatives

–
In May 2006, Deutsche Bank received R$2,673,760.50 net of taxes from Petrobras for the advisory and structuring services rendered in connection with the acquisition of ABB's stake in Termobahia. Deutsche Bank did not receive any other fees from Ultrapar, Braskem or Petrobras in connection with financial advisory, consulting or auditing services, or any other investment banking services over the past 12 months

–	Deutsche Bank will receive US$3,000,000 net of taxes as a fee for the delivery of this Report

7

Executive summary	Section 1

Additional considerations (continued)

■
The preparation of this Valuation Report was overseen by Ian Reid, Managing Director - Corporate Finance and Mergers & Acquisitions for Latin America. Selected advisory assignments in which Mr. Reid was involved include, among others:

–
The merger of Brahma and Antarctica to form Ambev, the unwinding of CSN’s controlling interest in CVRD (advisor to CVRD), the acquisition of a Bolivian refinery by Petrobras (advisor to Petrobras), the sale of Latasa to Rexam by Bradesco, Alcoa and JP Morgan (advisor to sellers), the acquisition of Panamco by Coca- Cola FEMSA (advisor to Coca-Cola FEMSA), and the repurchase by FEMSA of Interbrew’s stake in Femsa Cerveza (advisor to FEMSA) among others

Ian Reid - Managing Director

8

Valuation summary	Section 2

Section 2

Valuation summary

9

Valuation summary	Section 2

Tab A

Ultrapar

10

Valuation summary	Section 2

Ultrapar Participações S.A.

2006 sales

Ultracargo
5%
Oxiteno
32%
Ultragaz
63%

Source: Public Ultrapar information

Corporate structure

Ultra S.A.
Others
Free float
VC: 66%
TC: 40%
VC: 31%
TC: 22%
VC: 3%
TC: 38%
Ultrapar Participações
VC: 100%
TC: 100%
VC: 100%
TC: 100%
VC: 100%
TC: 100%
Oxiteno
Ultragaz
Ultracargo

Key:

- Major shareholders
- Companies within the Group

Note: VC-Voting Capital, TC-Total Capital

Source: Public Ultrapar information

Company description

Ultrapar is a holding company for 3 separate operating companies: Oxiteno, Ultragaz, and Ultracargo

Major subsidiaries
■	Ultragaz Participações LTDA
-	Ultragaz is the leading distributor of liquefied petroleum gas (LPG) in Brazil, and one of the largest distributors in the world by volume
-	Distributes bottled and bulk LPG to residential, commercial, and industrial clients in Brazil
-	2006 revenue of US$1.4 billion, and volume sold of 1.5 million tons

■	Oxiteno S.A.
-	A second-generation producer of commodity & specialty petrochemicals
-	Oxiteno is the largest producer of ethylene oxide and its main derivatives in Latin America
-	2006 revenue of US$707 million, and volume sold of 544,000 tons

■	Ultracargo Oper. Logísticas e Participações LTDA
-	Provides integrated logistics services for special products
-	2006 revenue of $103 million
-	Storage capacity at 2006 year end of 240 thousand cubic meters.
-	Total kilometrage traveled in 2006 was 43 million kilometers
Source: Public Ultrapar information

11

Valuation summary	Section 2

Ultrapar valuation

Prior to the share merger, Ultrapar’s share value ranges from R$64.48 to R$71.26 based on the economic value

Economic value (R$)

Ultrapar TEV (before steps 1 and 2)		5,879
(+) net cash		19
Ultrapar Equity value (before steps 1 and 2)		5,898
(+) assets acquired (a)		497
(-) price paid(b)		(876)
Ultrapar equity value (after steps 1 and 2)		5,520
Total number of shares (million)		81.3
Price per share – R$ per share	64.48	67.87	71.26

	-5%		+5%
Note: Figures in R$ million unless otherwise noted.
(a)  refer to page 38 of the Valuation Report for more details
(b)  R$890 million minus R$14 million received from Dynamo for the sale of certain Ipiranga PN’s shares
Source: Ultrapar information and Deutsche Bank

Weighted average share price LTM to announcement(a)
	ON	PN
Total volume (000’s)	NA	17,108
W.A. share price (R$ per share)	NA	43.08
(a)  From 03/15/2006 to 03/16/2007
Note: Ultrapar’s ON shares have not traded for over 12 months.
Source: FactSet

Book value – Ultrapar
12/31/2006
Shareholder equity – (R$ million)	1,940.7
Total number of shares (million)	81.3
Book value per share (R$ per share)	23.86
Note: Book value based on operating company financials as of 12/31/2006
Source: Company’s filings

Weighted average share price announcement to April 2, 2007(a)
	ON	PN
Total volume (000’s)	NA	2,822
W.A. share price (R$ per share)	NA	56.10
(a)  From 03/16/2007 to 04/02/2007

Source: FactSet

12

Valuation summary	Section 2

Tab B

RIPI

13

Valuation summary	Section 2

Refinaria Petroleo Ipiranga SA – RIPI

Corporate structure

Families
Minorities
VC: 61.64%
TC: 29.91%
VC: 38.36%
TC: 70.09%
RIPI
DPPI
VC: 15.25%
TC: 7.65%
VC: 62.88%
TC: 21.01%
VC: 24.81%
TC: 11.42%
CBPI
VC: 58.53%
TC: 58.53%
IQ
VC: 41.47%
TC: 41.47%
VC: 86.89%
TC: 92.39%
IPQ
VC: 29.46%
TC: 29.46%
Copesul
Key:
Parent company
Companies within the Group
Major shareholders

Note: VC-Voting Capital, TC-Total Capital

Note: Families include Gouvêa, Tellechea, Mello, Bastos, and Ormazabal families

Source: Public Ipiranga information

Company description

■	RIPI is a holding company for certain Ipiranga investments and operates a refinery

Major subsidiaries
■	Companhia Brasileira de Petroleo Ipiranga (CBPI)
-	A fuel distributor with a network of 3,324 stations in Brazil, except in Rio Grande do Sul, Roraima and Amapá
-	2006 revenue of US$9.8 billion and volume sold of 12.2 billion cubic meters

■	Distrib. de Produtos de Petroleo Ipiranga (DPPI)
-	A gasoline distributor with a network of 916 stations in Southern Brazil
-	2006 revenue of $1.6 billion and volume sold of 1.8 billion cubic meters

■	Ipiranga Química (IQ)
-	A wholesale distributor of chemical products with over 5,000 clients in 50 different markets
-	2006 revenue of US$212.3 million and EBITDA of US$9.5 million
-	Through its ownership in IQ, RIPI indirectly controls Copesul (with Braskem) and IPQ

■	Ipiranga Petroquímica (IPQ)
-	A 2nd generation producer of high-end petrochemicals
-	2006 revenue of US$924.3 million and volume sold of 636,100 tons

■	Copesul
-	A naphtha-based cracker owned by Ipiranga & Braskem
-	2006 revenue of US$2.9 billion and volume of 2.962 million tons
Note: Volume sold refers to total volume; Revenue figures not consolidated
Source: Public Ipiranga information

Note: Families include Gouvea, Tellechea, Mello, bastos, and Ormazabal families
Source: Public Ipiranga information

14

Valuation summary	Section 2

RIPI valuation

RIPI’s share value ranges from R$51.63 to R$57.06 based on the economic value

Economic value
	100%	Proportionate
(R$ million)	TEV	TEV
IQ SA	3,051	58.53%	1,786
CBPI SA	4,029	11.42%	460
DPPI SA	1,552	7.65%	119
RIPI Opco	9	100.0%	9
RIPI – Total Enterprise Value			2,373
(-) net debt			(765)
RIPI – Equity value			1,609
Total number of shares (million)			29.6
Price per share – R$ per share		51.63	54.35	57.06

		-5%		+5%
Note: Figures in R$ million unless otherwise noted. Source: Ipiranga information and Deutsche Bank

Weighted average share price LTM to announcement(a)
	ON	PN
Total volume (000’s)	1,843	5,850
W.A. share price (R$ per share)	45.81	32.75
(a) From 03/15/2006 to 03/16/2007
Source: FactSet

Book value – RIPI SA
12/31/2006
Shareholder equity – (R$ million)	577.3
Total number of shares (million)	29.6
Book value per share (R$ per share)	19.50
Note: Book value based on operating company financials as of 12/31/2006
Source: Company’s filings

Weighted average share price announcement to April 2, 2007(a)
	ON	PN
Total volume (000’s)	528	1,495
W.A. share price (R$ per share)	91.57	44.85
(a) From 03/16/2007 to 04/02/2007
Source: FactSet

15

Valuation summary	Section 2

Tab C

DPPI

16

Valuation summary	Section 2

Distribuidora de Produtos de Petroleo Ipiranga SA – DPPI

Corporate structure

RIPI
Families
Minorities
VC: 15.25%
TC: 7.65%
VC: 69.21%
TC: 32.15%
VC: 15.54%
TC: 60.21%
DPPI
VC: 62.88%
TC: 21.01%
100%
CBPI
Isa-Sul
VC: 41.47%
TC: 41.47%
IQ
VC: 86.89%
TC: 92.39%
IPQ
VC: 29.46%
TC: 29.46%
Copesul
Key:
Parent company
Companies within the Group
Major shareholders
Note: VC-Voting Capital,
TC-Total Capital

Note: Families include Gouvêa, Tellechea, Mello, Bastos, and Ormazabal families

Source: Public Ipiranga information

Company description

■	DPPI is a distributor of fuel in Southern Brazil

■	The Company delivers fuel to retail gas stations, industrial sites

■	Approximately 65% of volume is sold to retail gas stations

■	In 2006, core volume (gasoline, alcohol, and diesel fuel) was 1.8 billion cubic meters. Total volume (including GNV, lubricants, & others) was marginally higher

■	In 2006, the Company had 2.5% of the Brazilian market by volume sold

Major subsidiaries
■	Isa-Sul Administração e Participações (Isa-Sul)
-	Owns 152 of the gas stations in DPPI’s region
-	2006 revenue of US$8.7 million and EBITDA of US$7.5 million
■	Companhia Brasileira de Petroleo Ipiranga (CBPI)
-	A fuel distributor with a network of 3,324 stations in Brazil, except in Rio Grande do Sul, Roraima and Amapá
-	2006 revenue of US$9.8 billion and volume sold of 12.2 billion cubic meters
-	Through its ownership in CBPI, DPPI indirectly owns a minority stake in IQ, IPQ, and Copesul
■	Ipiranga Química (IQ)
-	A wholesale distributor of chemical products with over 5,000 clients in 50 different markets
-	2006 revenue of US$212.3 million and EBITDA of US$9.5 million
■	Ipiranga Petroquímica (IPQ)
-	A 2nd generation producer of high-end petrochemicals
-	2006 revenue of US$924.3 million and volume sold of 636,100 tons
■	Copesul
-	A naphtha-based cracker owned by Ipiranga & Braskem
-	2006 revenue of US$2.9 billion and volume of 2.962 million tons
Note: Volumes refer to volumes sold. Revenues are not consolidated
Source: Public Ipiranga information

Corporate structure

Note: Families include Gouvea, Tellechea, Mello, Bastos, and Ormazabal families
Source: Public Ipiranga information

17

Valuation summary	Section 2

DPPI valuation

DPPI’s share value ranges from R$41.11 to R$45.44 based on the economic value

Economic value
	100%	Proportionate
(R$ million)	TEV	TEV
CBPI	4,029	21.01%	847
DPPI Opco	706	100%	706
DIPPI – Total Enterprise Value			1,552
(-) net debt			(168)
DPPI – Equity value			1,385
Total number of shares (million)			32.0
Price per share – R$ per share		41.11	43.28	45.44

		-5%		+5%
Note: Figures in R$ million, except unless otherwise noted
Source: Ipiranga information and Deutsche Bank

Weighted average share price LTM to announcement(a)
	ON	PN
Total volume (000’s)	24	2,919
W.A. share price (R$ per share)	41.69	24.99
(a) From 03/15/2006 to 03/16/2007
Source: FactSet

Book value – DIPPI SA
12/31/2006
Shareholder equity – (R$ million)	804.0
Total number of shares (million)	32.0
Book value per share (R$ per share)	25.13
Note: Book value based on operating company financials as of 12/31/2006
Source: Company’s filings

Weighted average share price announcement to April 2, 2007(a)
	ON	PN
Total volume (000’s)	61	514
W.A. share price (R$ per share)	96.53	34.69
(a) From 03/16/2007 to 04/02/2007
Source: FactSet

18

Valuation summary	Section 2

Tab D

CBPI

19

Valuation summary	Section 2

Companhia Brasileira de Petroleo Ipiranga – CBPI

Company description

■	The largest company in the Ipiranga Group by revenue, CBPI is a distributor of fuel in Brazil, except in Rio Grande do Sul, Roraima and Amapá
■	The Company delivers fuel to retail gas stations, industrial sites
■	Approximately 65% of volume is sold to retail gas stations
■	In 2006, core volume (gasoline, alcohol, and diesel fuel) was 11.6 billion cubic meters. Total volume (including GNV, lubricants, & others) was 12.2 billion cubic meters
■	In 2006, the Company had 16.9% of the Brazilian market

Major subsidiaries
■	Empresa Carioca de Produtos Químicos (EMCA)
-	Produces specialty oils with applications in the pharmaceutical, food, cosmetic, and plastics industries
-	2006 revenue of US$42.5 million and EBITDA of US$1.4 million
■	Ipiranga Asfaltos (IASA)
-	Produces asphalt and asphalt additives, and provides pavement services
-	2006 sales of US$114.3 million and EBITDA of US$6.1 million
■	AM/PM Comestíveis
-	A chain of retail convenience stores attached to CBPI gas stations
-	2006 sales of US$8.4 million and EBITDA of US$14.7 million, which includes other operating income
■	Ipiranga Química SA (IQ)
-	A wholesale distributor of chemical products with over 5,000 clients in 50 different markets
-	2006 revenue of US$212.3 million and EBITDA of US$9.5 million
■	Ipiranga Petroquímica (IPQ)
-	A 2nd generation producer of high-end petrochemicals
-	2006 revenue of US$924.3 million and volume sold of 636,100 tons
-	Through its ownership in IQ, CBPI, indirectly has a stake in IPQ and Copesul
■	Copesul
-	A naphtha-based cracker owned by Ipiranga & Braskem
-	2006 revenue of US$2.9 billion and volume of 2.962 million tons
Source: Public Ipiranga information

Corporate structure

Note: Families include Gouvea, Tellechea, Mello, Bastos, and Ormazabal families

20

Valuation summary	Section 2

CBPI valuation

CBPI’s share value ranges from R$26.97 to R$29.81 based on the economic value

                   Economic value                                          Book value - CBPI
                   --------------                                          -----------------
(R$ million)  100%        Proportionate                                                     12/31/2006
              TEV         TEV                                                               ----------
Copesul       5,635       29.46% 1,660 (1)              Shareholder equity - (R$ million)      1,555.2
IPQ Opco      1,452      100.00% 1,452 (2)              Total number of shares (million)         106.0
100% IPQ SA.                     3,112 (3)=(1)+(2)      Book value per share (R$ per share)       14.68
IPQ SA.       3,112       92.39% 2,875 (4)=(3)x stake
IQ Opco         176      100.00%   176 (5)
100% IQ SA                       3,051 (6)=(4)+(5)
IQ SA         3,051       41.47% 1,265 (7)=(6)x stake
CBPI Opco     2,764      100.00% 2,764 (8)
CBPI - Total Enterprise Value             4,029 (9)=(7)+(8)
(-) net debt                             (1,021)
CBPI - Equity Value                       3,008
Total number of shares (million)          106.0
Price per share - R$ per share     26.97   28.39 29.81
                                    -----------------
                                   -5%               +5%
Note: Figures in R$ million, except unless otherwise noted  Note: Book value based on operating company financials
Source: Ipiranga information and Deutsche Bank                    as of 12/31/2006
                                                            Source: Company's filings

               Weighted average share price                           Weighted average share price
                  LTM to announcement (a)                           announcement to April 2, 2007 (a)
-----------------------------------------------------  ----------------------------------------------------
                                     ON       PN                                            ON       PN
                                   ======= =========                                      ======= =========
Total volume (000's)                  123     62.524   Total volume (000's)                   168     7,946
W.A. share price (R$ per share)     21.72      18.32   W.A. share price (R$ per share)      52.55     23.28
(a) From 03/15/2006 to 03/16/2007                      (a) From 03/16/2007 to 04/02/2007
Source: FactSet                                        Source: FactSet

21

Economic value of assets	Section 3

Section 3

Economic value of assets

22

Economic value of assets	Section 3

Valuation considerations

The companies were valued on a stand-alone basis

The valuation of each asset excludes any potential synergies that could be achieved as a result of the transaction

DCF
■	Basic assumptions
	–	10-year projections
	–	Base date of DCF valuation is December 31, 2006
	–	Assumes exchange rate of 2.1385 R$/US$ as of 12/31/2006
	–	Models projected in nominal reais; cash flows were converted to US Dollars based on average exchange rate for the year
	–	WACC in nominal US Dollars
	–	Considers that cash flow is generated evenly throughout the year
■	Perpetuity
	–	Calculated based on Gordon’s growth formula
	–	Adjustments to capex/ depreciation, tax rates, net operating working capital
	–	Petrochemical companies: perpetuity cash flow adjusted for mid-cycle
■	Equity value
	–	TEV minus net debt (as defined in the glossary)

DCF valuation
Companhia Brasileira de Petróleo Ipiranga Distribuidora de Prod. de Petróleo Ipiranga Copesul Central Química Ipiranga Petroquímica S.A. Ultrapar Participações

Multiples
■	Basic assumptions
	–	Based on multiples of EBITDA
■	Precedent transactions
	–	Applied to LTM EBITDA
■	Trading comparables
	–	Applied to 2006 EBITDA except for petrochemicals, where an average of 3 - 5 years (normalized EBITDA) was used depending on the company

Multiple -based valuation
Ipiranga Química S.A. - precedent transactions
 Empresa Carioca de Prod. Químicos S.A. - trading comps
 Ipiranga Asfaltos - precedent transactions
 AM/PM Comestíveis - trading comps
 Isa-Sul Adm. e Part. Ltda - implied multiple from DPPI DCF

Source: Ultrapar and Deutsche Bank

23

Economic value of assets	Section 3

Weighted Average Cost of Capital and Cost of Equity
WACC and Ke

WACC definition

(US$ nominal)

Ipiranga companies
	Ultrapar	CBPI	DPPI	Copesul	IPQ
I. Beta calculation
1. Beta un-levered (a)	0.64	0.90	0.90	0.86	0.86
Long-term optimal debt (D)/cap (D+E) ratio	35% (b)	40% (c)	40% (c)	50% (c)	50% (c)
Long-term optimal equity (E) /cap (D+E) ratio	65% (b)	60% (c)	60% (c)	50% (c)	50% (c)
Marginal tax rate (tax)(d)	22%	26%	23%	33%	25%
2. Re-levered equity beta (β)	0.92	1.35	1.36	1.44	1.50

II. Calculation of Cost of Capital
US risk free rate (Rfr) (e)	4.5% p.a.	4.5% p.a.	4.5% p.a.	4.5% p.a.	4.5% p.a.
Local risk premium (CRP) (f)	200 bps	200 bps	200 bps	200 bps	200 bps
Local long-term risk free rate	6.5% p.a.	6.5% p.a.	6.5% p.a.	6.5% p.a.	6.5% p.a.
US equity risk premium (ERP) (g)	7.1% p.a.	7.1% p.a.	7.1% p.a.	7.1% p.a.	7.1% p.a.
3. Cost of Equity (Ke)	13.0% p.a.	16.1% p.a.	16.2% p.a.	16.7% p.a.	17.2 p.a.%

Local long-term risk free rate	6.5% p.a.	6.5% p.a.	6.5% p.a.	6.5% p.a.	6.5% p.a.
Long-term corporate risk spread (h)	150 bps	200 bps	200 bps	200 bps	200 bps
4. Cost of Debt (Kd)	8.0% p.a.	8.50% p.a.	8.50% p.a.	8.50% p.a.	8.50% p.a.

5. WACC	10.6% p.a.	12.2% p.a.	12.3% p.a.	11.2% p.a.	11.8% p.a.

Note:	(a) 2 years weekly Betas against the S&P500 for the sample of companies that represent each industry (source: Bloomberg)
(b) Based on a more conservative company risk profile than the optimal capital structure for the industry
(c) Based on comparable public companies
(d) Marginal tax rates as provided by the management of the companies
(e) US risk free rate is the yield of the US Treasury (source: FactSet)
(f) Local risk premium based on spread of the sovereign bond to the equivalent US Treasury (source: Bloomberg)
(g) Equity risk premium from Ibbotson’s 2006 report
(h) Long term corporate risk spreads are based on companies outstanding debt (source: the companies’ financials)
Source: Bloomberg, Factset and the companies

24

Economic value of assets	Section 3

Macroeconomic assumptions

US Economy	2004A	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Inflation (a)	1.6%	2.6%	2.3%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
US Treasury (a)	4.1%	4.1%	4.7%	4.5%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Brazil Economy	2004A	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
GDP - real growth (b)	0.5%	4.9%	3.4%	3.5%	3.7%	3.6%	3.4%	3.3%	3.1%	3.0%	3.0%	3.0%	3.0%
GDP - nominal growth	5.7%	10.9%	6.6%	7.4%	7.8%	7.2%	7.0%	6.9%	6.7%	6.6%	6.6%	6.6%	6.6%
Brazilian population growth (c)	1.5%	1.4%	1.4%	1.4%	1.3%	1.3%	1.3%	1.2%	1.2%	1.2%	1.1%	1.1%	1.1%
Inflation (IPC) (a)	5.2%	5.7%	3.1%	3.8%	4.0%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
Selic (average) (b)	23.0%	16.4%	15.3%	12.2%	11.1%	10.0%	9.5%	9.5%	9.5%	9.5%	9.5%	9.5%	9.5%
CDI (Brazilian interbank rate) (b)	23.5%	16.9%	15.8%	12.7%	11.6%	10.5%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
FX rate - eop (d)	2.85	2.34	2.14	2.18	2.29	2.32	2.36	2.39	2.43	2.46	2.50	2.54	2.57
FX rate - avg	3.05	2.43	2.19	2.16	2.24	2.31	2.34	2.38	2.41	2.45	2.48	2.52	2.56
Average R$ devaluation		(20.3%)	(9.9%)	(1.5%)	3.7%	3.0%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Sources:
(a) Based on Wall Street consensus
(b) Market consensus for 2007 and 2008. Based on Wall Street consensus for 2009 onwards
(c) IBGE - Brazilian Institute of Geography and Statistics
(d) Market consensus for 2007 and 2008. Fixed purchase power parity (PPP) between Brazil and USA for 2009 onwards

25

Economic value of assets	Section 3

Tab A

Ultrapar

26

Economic value of assets	Section 3

Ultrapar consolidated - DCF valuation

Ultrapar consolidates: Ultragaz, the #1 LPG distributor in Brazil, Oxiteno, the main producer of Ethylene Oxide and its main derivatives in Latin America, and Ultracargo, a logistic company for special products

	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.
1. EBIT	157	163	218	239	249	251	257	286	297	347	364
annual growth	n.a.	4.1%	33.2%	9.7%	4.4%	0.6%	2.4%	11.3%	3.9%	16.8%	5.0%

(-) tax	(37)	(38)	(47)	(51)	(53)	(54)	(56)	(64)	(67)	(77)	(80)
effective tax rate	(23.4%)	(23.5%)	(21.6%)	(21.3%)	(21.1%)	(21.5%)	(21.7%)	(22.4%)	(22.6%)	(22.1%)	(22.1%)

3. EBIT (-) tax	120	125	171	188	197	197	201	222	230	270	284
(+) Depreciation & Amortization	93	103	111	119	127	131	134	116	119	87	87
(-) Capex	(253)	(154)	(103)	(96)	(99)	(101)	(104)	(106)	(100)	(98)	(87)
(-) Changes in net operating working capital	(7)	(19)	(50)	(21)	(19)	(17)	(16)	(13)	(11)	(11)	(11)

4. Free cash flow to the Firm	(47)	56	129	190	206	209	215	218	238	248	272
annual growth	–	–	130.4%	47.8%	8.3%	1.5%	3.0%	1.5%	9.0%	4.0%	9.8%

Note:     Annual free cash flow in US$ millions
 Effective tax rate based on the effective tax rates of Ultragaz, Oxiteno, and Ultracargo
Source: Company information and Ultrapar management guidance

TEV (R$ million)
(R$ million) Perpetuity growth(a) (Gordon's growth model)
(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

TEV/ 2007 EBITDA
(R$ million) Perpetuity growth(a) (Gordon's growth model)
(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

27

Economic value of assets	Section 3

Assumptions - Ultragaz
Selected income statement drivers

Bottled LPG volumes are driven by population growth, while Bulk sales are driven by GDP growth

Cash gross margins per ton are constant in real terms adjusted for Brazilian inflation

Note: Excludes depreciation
Source: Company information and Ultrapar management guidance

28

Economic value of assets	Section 3

Assumptions - Ultragaz (continued)
Selected income statement drivers

Revenues are driven by increasing volumes and adjusted for inflation

Selling expenses are constant as a percentage of sales, while General and Administrative expenses are adjusted for inflation

29

Economic value of assets	Section 3

Assumptions -Ultragaz (continued)
Selected balance sheet drivers

Capex/ton is based on volumes and adjusted for inflation

Based on property, plant and equipment depreciation schedule

Net operating working capital assumptions are in line with 2006

Change in net operating working capital
Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Net operating working capital	150.2	126.4	133.5	141.9	150.0	158.5	167.4	176.6	186.2	196.3	207.0	218.2
(+) current assets	216	203	215	228	241	255	269	284	299	316	333	351
(-) current liabilities	(65)	(77)	(81)	(87)	(91)	(97)	(102)	(107)	(113)	(119)	(126)	(132)

Change in net operating working capital
(Increase) / Decrease in net operating working capital			(7)	(8)	(8)	(8)	(9)	(9)	(10)	(10)	(11)	(11)
Source: Company information and Ultrapar management guidance

30

Economic value of assets	Section 3

Assumptions - Oxiteno
Selected income statement drivers

Oxiteno is currently in the process of increasing its capacity (expected to be fully operational in 2009)

Oxiteno’s strategy is to meet Brazil’s demand for specialties (expected to grow twice as fast as GDP)

Specialties prices are constant in US Dollars and commodities prices are based on CMAI projections in US Dollars

31

Economic value of assets	Section 3

Assumptions - Oxiteno (continued)
Selected income statement drivers

Revenue evolution reflects the capacity expansion and change in production mix

Sales are expected to shift over-time from commodities to specialties and from exports to the domestic market

The production shift to specialties diminishes the cyclicality of the EBITDA margin

32

Economic value of assets	Section 3

Assumptions - Oxiteno (continued)
Selected balance sheet drivers

Capex is based on Ultrapar guidance relating to the capacity increase

Based on property, plant and equipment depreciation schedule

Net operating working capital assumptions are in line with 2006

Change in net operating working capital
Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Net operating working capital	259.5	361.2	368.0	400.0	504.5	543.7	580.0	611.8	641.0	661.7	677.3	694.2
(+) current assets	352	468	478	520	651	700	747	791	830	858	878	898
(-) current liabilities	(92)	(107)	(110)	(120)	(147)	(157)	(167)	(179)	(189)	(196)	(200)	(204)
Change in net operating working capital
(Increase) / Decrease in net operating working capital			(7)	(32)	(105)	(39)	(36)	(32)	(29)	(21)	(16)	(17)
Source: Company information and Ultrapar management guidance

33

Economic value of assets	Section 3

Assumptions - Ultracargo
Selected income statement drivers

Storage capacity utilized increasing from 78% as of 2007 to 95% as of 2010 based on Ultracargo guidance

Transportation capacity utilized increasing from 84% as of 2007 to 95% as of 2010

34

Economic value of assets	Section 3

Assumptions - Ultracargo (continued)
Selected income statement drivers

Revenues increase as a result of volume growth and price inflation

35

Economic value of assets	Section 3

Assumptions - Ultracargo (continued)
Selected balance sheet drivers

Capacity Increase between 2004 and 2006

Based on property, plant and equipment depreciation schedule

Net operating working capital assumptions are in line with 2006

Change in net operating working capital
Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Net operating working capital	14.0	16.1	17.7	19.4	21.1	22.9	23.9	24.9	26.0	27.1	28.2	29.5
(+) current assets	33	35	38	42	46	50	52	54	57	59	62	64
(-) current liabilities	(19)	(19)	(20)	(23)	(25)	(27)	(28)	(29)	(31)	(32)	(33)	(35)
Change in net operating working capital
(Increase) / Decrease in net operating working capital			(2)	(2)	(2)	(2)	(1)	(1)	(1)	(1)	(1)	(1)
Source: Company information and Ultrapar management guidance

36

Economic value of assets	Section 3

Tab B
Ultrapar prior to the share merger

37

Economic value of assets	Section 3

Ultrapar prior to the share merger

After completing the acquisition of the control block (step 1) and tendering for the other voting shareholders (step 2), Ultrapar will have acquired 41.3% of RIPI, 35.4% of DPPI, and 4.1% of CBPI

Ultrapar will spend R$876 million on steps 1 and 2

o After completing steps 1 and 2, Ultrapar will have acquired 41.3%
  of RIPI, 35.4% of DPPI, and 4.1% of CBPI
o Ultrapar will spend R$876 million on steps 1 and 2
o These stakes are equivalent to 41.3% of the refinery, 38.5% of the distribution business of DPPI, and 16.9% of the distribution business of CBPI

                Stake      Stake
Ipiranga SA    at S.A.    at Opco
-----------    -------    -------
RIPI SA         41.3%      41.3%     Refinery
DPPI SA         35.4%      38.5%     DPPI
                                     distribution
                                     CBPI
CBPI SA          4.1%      16.9%     distribution

(R$ million)                      TEV (5)  Equity
Assets acquired by Ultrapar       591      497
------------------------------------------------------
Refinery          (1)     41,3%     1        (10)
DPPI                      38,5%   272        290
distribution      (2)
CBPI                      16,9%   315        217
distribution      (3)
CBPI EMCA         (4)     16,9%     3          0

(1) Includes 1/3 of the Refinery only
(2) Includes ISA-Sul
(3) Includes CBPI distribution and the AM/PM
    convenience stores in the South and Southeast
(3) Assumes that Petrobras will pay with cash for 100%
    of its stake and will assume no debt from CBPI
(4) EMCA will be 100% owned by Ultrapar
(5) Represents Ultrapar's stake in the acquired assets

38

Economic value of assets	Section 3

Tab C

Fuel distribution - CBPI

39

Economic value of underlying assets	Section 3

CBPI distribution – DCF valuation

CBPI: A fuel distributor operating in Brazil, except Rio Grande do Sul, Roraima and Amapa

In addition to the distribution business, CBPI also consolidates AM/PM, IASA, and EMCA totaling R$2.7 billion TEV (refer to page 61)

	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.
1. EBIT	90	106	122	142	164	251	268	298	340	361	379
annual growth	n.a.	18.3%	14.7%	16.5%	15.7%	52.6%	6.9%	11.0%	14.1%	6.3%	5.1%

(-) tax	(23)	(27)	(31)	(36)	(42)	(64)	(69)	(76)	(87)	(93)	(97)
effective tax rate	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)

3. EBIT (-) tax	67	79	91	106	122	187	200	222	253	269	282
(+) Depreciation & Amortization	41	47	52	60	69	78	86	84	73	84	83
(-) Capex, net of reimbursement	(74)	(63)	(91)	(116)	(134)	(98)	(105)	(127)	(144)	(137)	(130)
(-) Changes in net operating working capital	(8)	(46)	(55)	(58)	(61)	(37)	(50)	(51)	(52)	(59)	(61)

4. Free cash flow to the Firm	27	17	(3)	(8)	(4)	130	131	128	130	156	174
annual growth	n.a.	(37.9%)	(120.4%)	125.6%	(43.1%)	n.a.	0.4%	(1.8%)	1.1%	20.1%	11.5%

Note: Annual free cash flow in US$ millions
Source: Based on company information, confirmed by Ipiranga management

TEV (R$ million)
(R$ million) Perpetuity growth(a) (Gordon's growth model)

(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

TEV/ 2007 EBITDA
(R$ million) Perpetuity growth(a) (Gordon's growth model)

(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

40

Economic value of underlying assets	Section 3

Assumptions – CBPI distribution
Selected income statement drivers

Gas and alcohol volumes in the Brazilian market were forecasted based on a regression on number of cars in Brazil as a function of GDP per capita, and consumption per car

Diesel volumes in the Brazilian market were projected as a result of a regression on diesel volumes in Brazil on GDP growth

Assumes the weighted average contribution margin of gasoline and ethanol is constant in real Reais

Brazilian volume of core products(a) and CBPI market share

41

Economic value of underlying assets	Section 3

Assumptions – CBPI distribution (continued)
Selected income statement drivers

Revenue increases driven by market share and gross margin per product increases

EBITDA margins in 2008-2011 are affected by selling expenses relating to market share growth, stabilized from 2012-2016

42

Economic value of underlying assets	Section 3

Assumptions – CBPI distribution (continued)
Selected income statement drivers

CBPI will increase the number of stations in its network by approximately 3.2% per year as a result of increased volumes of fuel and the increase in market share by 200 basis points

Selling expenses increase in 2007 through 2011 due to CBPI’s strategy to increase market share

43

Economic value of underlying assets	Section 3

Assumptions – CBPI distribution (continued)
Selected balance sheet drivers

CAPEX based on number of new stores needed to increase market share as well as for renovating existing stations

Based on property, plant and equipment depreciation schedule

Net operating working capital assumptions are in line with 2006

Change in net operating working capital
Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E

Net operating working capital	671	872	889	992	1,119	1,253	1,399	1,487	1,608	1,734	1,863	2,015
(+) current assets	1,342	1,491	1,681	1,882	2,126	2,386	2,668	2,888	3,123	3,377	3,651	3,947
(-) current liabilities	671	618	792	890	1,007	1,133	1,270	1,401	1,515	1,644	1,788	1,931

Change in net operating working capital
(Increase) / Decrease in net operating working capital			(17)	(103)	(127)	(135)	(145)	(88)	(122)	(125)	(130)	(152)
Source: Based on company information and an external consultant, confirmed by Ipiranga management

44

Economic value of assets	Section 3

Tab D

Fuel distribution - DPPI

45

Economic value of assets	Section 3

DPPI distribution – DCF Valuation

DPPI: A fuel distributor operating in 2 states in the South of Brazil

Isa-Sul, a wholly owned subsidiary of DPPI, owns 152 gas stations in DPPI’s region. Isa-Sul is valued based on DPPI’s TEV multiple of 2006 EBITDA

Based on 2006 figures, Isa-Sul is valued at R$140 million

DPPI opco including Isa-Sul is valued at R$706 million, or US$330 million

	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.
1. EBIT	29	34	35	37	39	41	44	48	55	58	63
annual growth	n.a.	14.3%	4.5%	6.5%	4.6%	5.3%	5.5%	11.2%	13.6%	4.8%	9.2%

(-) tax	(7)	(8)	(8)	(9)	(9)	(9)	(10)	(11)	(13)	(13)	(14)
effective tax rate	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)

3. EBIT (-) tax	23	26	27	29	30	32	34	37	42	44	49
(+) Depreciation & Amortization	8	9	10	10	11	12	13	11	8	9	19
(-) Capex	(15)	(8)	(6)	(11)	(8)	(13)	(12)	(12)	(12)	(9)	(19)
(-) Changes in net operating working capital	(12)	(13)	(13)	(12)	(10)	(11)	(11)	(12)	(12)	(13)	(14)

4. Free cash flow to the Firm	5	14	18	17	23	20	23	25	27	31	35
annual growth	n.a.	199.4%	28.0%	(6.2%)	38.7%	(12.7%)	14.0%	6.4%	7.7%	18.4%	11.1%
Note:	Annual free cash flow in US$ millions
Source:	Based on company information, confirmed by Ipiranga management

TEV (R$ million)
(R$ million) Perpetuity growth(a) (Gordon's growth model)

(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

TEV/ 2007 EBITDA
(R$ million) Perpetuity growth(a) (Gordon's growth model)

(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

46

Economic value of assets	Section 3

Assumptions – DPPI distribution
Selected income statement drivers

Assumptions for the Brazilian fuel market are the same for CBPI and DPPI

Given its strong position in the region, DPPI presents little market share fluctuation

47

Economic value of assets	Section 3

Assumptions – DPPI distribution (continued)
Selected income statement drivers

Revenues driven by volumes and contribution margin per product

48

Economic value of assets	Section 3

Assumptions – DPPI distribution
Selected balance sheet drivers

CAPEX based on the number of new stores needed to increase market share as well as for renovating existing stations

Based on propery, plant and equipment depreciation schedule

Net operating working capital assumptions are in line with 2006

Change in net operating working capital
Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Net operating working capital	145	255	280	310	340	368	392	417	445	475	506	539
(+) current assets	232	310	338	375	412	446	474	505	539	575	613	653
(-) current liabilities	87	55	59	65	71	77	82	88	93	100	107	114

Change in net operating working capital
(Increase) / Decrease in net operating working capital			(25)	(30)	(31)	(28)	(23)	(26)	(28)	(29)	(31)	(33)

Source:	Based on company information and an external consultant, confirmed by Ipiranga management

49

Economic value of assets	Section 3

Tab E

Copesul

50

Economic value of assets	Section 3

Copesul – DCF valuation

Copesul is a naphtha-based cracker jointly controlled by Ipiranga (29.5%) and Braskem (29.5%)

2006 production consisted of 39% ethylene, 20% propylene, 10% benzene, and 31% other by-products

	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.
1. EBIT	402	294	273	228	231	315	365	454	521	488	374
annual growth	(3.6%)	(26.9%)	(6.9%)	(16.5%)	1.1%	36.6%	15.6%	24.6%	14.6%	(6.4%)	2.0%

(-) tax	(132)	(96)	(90)	(75)	(76)	(103)	(119)	(149)	(171)	(160)	(122)
effective tax rate	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)

3. EBIT (-) tax	270	198	184	154	155	212	245	306	350	328	251
(+) Depreciation & Amortization	109	107	105	105	45	8	9	11	12	13	31
(-) Capex	(26)	(26)	(27)	(27)	(28)	(28)	(29)	(29)	(30)	(30)	(31)
(-) Changes in net operating working capital	24	41	4	17	(5)	(42)	(26)	(45)	(35)	10	0

4. Free cash flow to the Firm	378	319	266	248	169	150	199	242	297	321	251
annual growth	n.a.	(15.5%)	(16.6%)	(6.6%)	(32.2%)	(11.2%)	33.1%	21.3%	23.0%	7.9%	(21.6%)
Note:	Annual free cash flow in US$ millions
Source:	Based on company information, confirmed by Ipiranga management

TEV (R$ million)
----------------
(a) Values converted into Reais at 2.14 R$/US$. Net present
    value and perpetuity value calculated in US$
Source: Based on company information, confirmed by Ipiranga
management

TEV/Normalized EBITDA
---------------------
Note: EBITDA normalized for the industry cycle
(a) Values converted into Reais at 2.14 R$/US$. Net present
    value and perpetuity value calculated in US$
Source: Based on company information, confirmed by Ipiranga
management

51

Economic value of assets	Section 3

Assumptions – Copesul
Selected income statement drivers

Volumes remain constant at 2006 levels

Gross margin was driven by ethylene, propylene, and benzene cash spreads based on CMAI data adjusted for Brazil

52

Economic value of assets	Section 3

Assumptions – Copesul (continued)
Selected income statement drivers

Revenues projected as a constant spread to gross margin

EBITDA margins reflect the ethylene business cycle, based on CMAI data

53

Economic value of assets	Section 3

Assumptions – Copesul (continued)
Selected balance sheet drivers

Maintenance CAPEX projected based on company information confirmed by management

Based on property, plant and equipment depreciation schedule

Net operating working capital assumptions are in line with 2006

Change in net operating working capital
Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Net operating working capital	459	557	506	414	406	366	377	478	543	655	744	719
(+) current assets	795	1,061	982	795	776	694	714	917	1,046	1,272	1,450	1,398
(-) current liabilities	336	504	476	380	370	328	337	439	503	617	706	678

Change in net operating working capital
(Increase) / Decrease in net operating working capital			51	92	8	40	(11)	(101)	(65)	(112)	(89)	25
Source: Based on company information, confirmed by Ipiranga management

54

Economic value of assets	Section 3

Tab F

IPQ

55

Economic value of assets	Section 3

IPQ - DCF valuation

IPQ is a 2nd generation producer of high-end petrochemicals

In 2006, volume sold reached 638,000 tons
	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.
1. EBIT	87	89	86	73	83	79	86	96	106	104	80
annual growth	n.a.	2.2%	(3.2%)	(15.9%)	14.2%	(4.7%)	8.8%	12.2%	10.5%	(2.7%)	2.0%
(-) tax	(22)	(22)	(22)	(18)	(21)	(20)	(21)	(24)	(27)	(26)	(20)
effective tax rate	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)
3. EBIT (-) tax	65	67	65	54	62	59	64	72	80	78	60
(+) Depreciation & Amortization	15	15	15	15	15	16	16	16	16	16	17
(-) Capex	(5)	(5)	(5)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(17)
(-) Changes in net operating working capital	15	(0)	0	(1)	1	(1)	(1)	(1)	1	(1)	0
4. Free cash flow to the Firm	90	77	75	63	73	68	74	82	91	87	60
annual growth	n.a.	(15.2%)	(2.3%)	(15.5%)	14.9%	(6.4%)	8.6%	10.5%	11.1%	(3.9%)	(31.5%)

Note: Annual free cash flow in US$ millions
Source: Based on company information, confirmed by Ipiranga management

TEV (R$ million)
(R$ million) Perpetuity growth(a) (Gordon's growth model)

(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

TEV/ Average EBITDA
(R$ million) Perpetuity growth(a) (Gordon's growth model)

(a) Values converted into Reais at 2.14 R$/US$. Net present value and perpetuity value calculated in US$

56

Economic value of assets	Section 3

Assumptions - IPQ
Selected income statement drivers

Volumes remain flat at 600 thousand tons based on company information confirmed by management

Gross margin is based on cash spreads of Polyethylene and Polypropylene based on adjusted CMAI forecasts

57

Economic value of assets	Section 3

Assumptions - IPQ (continued)
Selected balance sheet drivers

CMAI price forecasts for Polyethylene and Polypropylene in US Dollars

58

Economic value of assets	Section 3

Assumptions - IPQ (continued)
Selected balance sheet drivers

Maintenance CAPEX projected based on company information, confirmed by management

Based on property, plant and equipment depreciation schedule

Net operating working capital assumptions are in line with 2006

Change in net operating working capital
Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Net operating working capital	(36)	68	36	36	36	38	37	40	41	43	41	43
(+) current assets	409	619	517	522	474	438	437	462	509	588	570	564
(-) current liabilities	445	551	481	486	439	400	400	422	468	545	529	522
Change in net operating working capital
(Increase) / Decrease in net operating working capital			32	(0)	1	(3)	1	(3)	(1)	(2)	2	(2)
Source: Based on company information, confirmed by Ipiranga management

59

Economic value of assets	Section 3

Tab G

Valuation of other assets based on multiples

60

Economic value of underlying assets	Section 3

Valuation summary - Other

TEV/’06
Company		Description	TEV (R$mm)	EBITDA
	■	The business has operated on a break even basis (sometimes given
Refinaria de Petróleo Ipiranga		special tax incentives by the State)	9	6.5x
(RIPI)
	■	Valuation based on comparable trading companies

	■	A chemical products distributor with over 5,000 clients in 50 different
Ipiranga Química S.A. (IQ)		markets	176	8.6x

	■	Valuation based on precedent transactions

	■	A producer of specialty petrochemicals; consolidated by CBPI SA

Empresa Carioca de Produtos	■	Valuation based on comparable trading companies	18	6.3x
Químicos S.A. (EMCA)
	■	Comparable sample includes both specialty and commodity
petrochemical trading companies

	■	A producer of asphalt and pavement surface products
Ipiranga Asfaltos (IASA)			89	6.8x
	■	Valuation based on precedent transactions

	■	A retail convenience store chain attached to DPPI and CBPI gas stations,
AM/PM Comestíveis		consolidated by CBPI	236	7.5x

	■	Valuation based on comparable trading companies

	■	A subsidiary that owns 152 and operates 15 of the gas stations in DPPI’s
Isa-sul Administração e Part. Ltda.		region	140	8.8x

	■	Valuation based on the same implied multiple as DPPI

Note: All valuation based on the median of the sample unless otherwise noted Calculation in US Dollars translated to Reais at 2.14 R$/US$
Source: Company information and Wall Street Research

61

Final considerations	Section 4

Section 4

Final considerations

62

Final considerations	Section 4

Share price range

Share price range based on the economic value (R$ per share)

	-5%	Mid-range	+5%
CBPI	26.97	28.39	29.81
DPPI	41.11	43.28	45.44
RIPI	51.63	54.35	57.06
Ultrapar	64.48	67.87	71.26
Note: 10% range in compliance with the CVM Resolution #361/02.

63

Glossary	Section 5

Section 5

Glossary

64

Glossary	Section 5

Terms used in the report

■	Beta: beta against the S&P500, a measure of systemic risk
■	Capital Asset Pricing Model (CAPM): methodology used to define the cost of equity
■	Capex: Capital Expenditures
■	Cost of Equity (Ke): return required by the equity holder
■	Cost of debt(Kd): cost of third party financing
■	CVM: Comissão de Valores Mobiliários
■	D&A: depreciation and amortization
■
Net debt: Cash and cash equivalents, net position in derivatives, export notes, short and long-term bank loans, receivable and payable dividends, short and long-term receivables and payables related to debentures, short and long-term pension funds deficits, provisions, and other receivables and payables to related parties, including subscription bonus (“bonus de subscricão”)

■	Drivers: value drivers or key drivers
■	EBIT: Earnings Before Interests and Taxes
■	EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization
■	EV or TEV: Enterprise value
■	Equity value: TEV minus net debt
■	Dollar: American Dollar
■	DCF: Discounted cash flow
■	FCFF: Free Cash Flow to Firm
■	Operating cash flow: relates to cash inflows and outflows solely related to the operations
■	JCP: interest on capital (“Juros sobre Capital Próprio”)
■	LTM: Last twelve months
■	IPCA: consumer price index
■	NOPLAT: Net Operating Profit Less Adjusted Taxes
■	ON: “Ação Ordinária” ordinary or voting share
■	PN: “Ação Preferencial” preferred or non-voting share
■	ERP: equity risk premium is the expected premium for investing in stocks
■	CRP: country risk premium is the expected premium for investing in a certain specific country
■	Spread: price or yield differential
■
“Tag-along”: (minority) shareholders right to join a transaction in which another shareholder (usually controlling shareholder) is selling their stake. In Brazil, the legislation specifies that voting shareholders of public entities have the right to receive a minimum offer of 80% the price to be paid for control (the 80% tag-along right)

■	Risk free rate:US Treasury
■	TJLP: “Taxa de Juros de Longo Prazo”, Brazilian long term interest rate
■	Terminal value:: value of the company at the end of the projection
■	NPV: net present value
■	VPL: vValor pPresente lLíquido
■	WACC: Weighted Average Cost of Capital
65

Share price evolution	Appendix I

Appendix I

Share price evolution

66

Share price evolution	Appendix I

Weighted average share prices - LTM to announcement

Ultrapar (Share price in R$, Volume in ‘000’s)

Month	PN Price	Volume
March-06(a)	38.27	676
April-06	36.41	990
May-06	36.99	1,078
June-06	34.49	1,511
July-06	33.88	1,159
August-06	35.51	1,503
September-06	38.48	905
October-06	40.40	1,296
November-06	47.58	1,702
December-06	47.75	1,088
January-07	51.07	1,938
February-07	53.02	2,530
March-07(b)	50.78	733
WA share price	R$43.1

Notes: (a) March 17, 2006, to March 31, 2006 (15 days)
             (b) March 1, 2007, to March16, 2007 (16 days)
Source: FactSet

CBPI (Share price in R$, Volume in ‘000’s)

Month	PN Price	Volume	ON Price	Volume
March-06(a)	15.65	3,401	20.00	6
April-06	17.94	6,389	20.75	16
May-06	17.84	5,933	21.83	3
June-06	17.48	5,717	20.63	7
July-06	17.02	5,001	21.83	4
August-06	17.30	6,600	24.12	0
September-06	17.28	4,821	21.11	3
October-06	18.78	4,459	21.29	24
November-06	18.56	4,189	21.67	17
December-06	18.96	4,221	21.93	23
January-07	19.18	4,891	22.22	12
February-07	22.28	3,579	26.04	7
March-07(b)	22.36	3,322	27.87	1
WA share price	R$18.3		R$21.7

Notes: (a) March 17, 2006, to March 31, 2006 (15 days)
             (b) March 1, 2007, to March 16, 2007 (16 days)
Source: FactSet

RIPI (Share price in R$, Volume in ‘000’s)

Month	PN Price	Volume	ON Price	Volume
March-06(a)	23.61	84	39.05	83
April-06	24.96	665	35.83	123
May-06	28.95	1,134	36.52	266
June-06	30.59	425	36.99	144
July-06	30.10	323	36.21	72
August-06	31.22	497	37.35	166
September-06	33.17	415	38.45	56
October-06	35.80	437	39.69	95
November-06	37.01	353	41.51	139
December-06	37.36	289	42.56	93
January-07	37.44	568	43.72	95
February-07	40.63	371	50.00	141
March-07(b)	42.54	292	70.48	370
WA share price	R$32.7		R$45.8

Notes: (a) March 17, 2006, to March 31, 2006 (15 days)
             (b) March 1, 2007, to March 16, 2007 (16 days)
Source: FactSet

DPPI (Share price in R$, Volume in ‘000’s)

Month	PN Price	Volume	ON Price	Volume
March-06(a)	23.03	38	39.00	2
April-06	24.01	251	42.47	2
May-06	25.12	185	38.05	2
June-06	24.02	398	42.92	1
July-06	24.09	113	35.74	2
August-06	23.20	261	32.25	2
September-06	23.09	115	36.54	0
October-06	23.08	318	30.20	2
November-06	23.71	460	27.71	1
December-06	25.54	316	28.69	2
January-07	27.98	239	30.00	1
February-07	32.70	138	35.00	0
March-07(b)	33.08	87	55.96	8
WA share price	R$25.0		R$41.7

Notes: (a) March 17, 2006, to March 31, 2006 (15 days)
             (b) March 1, 2007, to March 16, 2007 (16 days)
Source: FactSet

67

Share price evolution	Appendix I

Ultrapar

LTM ending 3/16/2007
--------------------
          ON - R$   PN - R$
          -------   -------
Max         N.A      56.95
W.A.        N.A      43.08
Min         N.A      31.77
-----------------------------
Note: R$ per share
Source: Factset

3/16/2007 to 4/2/2007
---------------------
          ON - R$   PN - R$
          -------   -------
Max         N.A      63.75
W.A.        N.A      56.10
Min         N.A      49.29
-----------------------------
Note: R$ per share
Source: Factset

68

Share price evolution	Appendix I

RIPI

LTM ending 3/16/2007
--------------------
          ON - R$   PN - R$
          -------   -------
Max         80.15    45.70
W.A.        45.81    32.75
Min         34.00    22.55
-----------------------------
Note: R$ per share
Source: Factset

3/16/2007 to 4/2/2007
---------------------
          ON - R$   PN - R$
          -------   -------
Max         97.68    47.50
W.A.        91.57    44.85
Min         80.15    41.51
-----------------------------
Note: R$ per share
Source: Factset

69

Share price evolution	Appendix I

CBPI

LTM ending 3/16/2007
--------------------
          ON - R$   PN - R$
          -------   -------
Max         30.80    23.88
W.A.        21.72    18.32
Min         20.00    14.58
-----------------------------
Note: R$ per share
Source: Factset

3/16/2007 to 4/2/2007
---------------------
          ON - R$   PN - R$
          -------   -------
Max         53.50    25.30
W.A.        52.55    23.28
Min         30.80    22.10
-----------------------------
Note: R$ per share
Source: Factset

70

Share price evolution	Appendix I

DPPI

LTM ending 3/16/2007
--------------------
          ON - R$   PN - R$
          -------   -------
Max         60.00    34.99
W.A.        41.69    24.99
Min         27.50    22.00
-----------------------------
Note: R$ per share
Source: Factset

3/16/2007 to 4/2/2007
---------------------
          ON - R$   PN - R$
          -------   -------
Max         102.02   38.98
W.A.         96.53   34.69
Min          60.00   33.00
-----------------------------
Note: R$ per share
Source: Factset

71

Comparable multiples	Appendix II

Appendix II

Comparable multiples

72

Comparable multiples	Appendix II

Selected comparable multiples  - Petrochemicals

Comparable public company analysis - commodities
	3/14/2007	Market		TEV / EBITDA		TEV / Sales
Company name	Share price	Cap.	TEV	2006A	2007E	2006A	2007E
Nova	$29.70	$2,477	$4,208	6.2x	5.2x	0.6x	0.7x
BASF	$100.83	50,506	65,198	4.9x	4.9x	0.9x	0.9x
Westlake	$27.32	1,784	1,992	4.9x	5.1x	0.8x	0.7x
Dow	$43.38	41,949	49,950	6.4x	6.4x	1.0x	1.0x
Lyondell PF(pigments sale)	$30.40	7,664	14,714	4.7x	4.9x	0.6x	0.6x
Braskem	$6.46	2,332	4,484	5.7x	5.6x	0.8x	0.9x
Suzano Petroquimica	$2.16	488	1,220	n.a.	6.4x	1.1x	0.9x
Petroquimica União	$4.94	518	716	5.2x	6.6x	0.5x	0.5x
			Mean	5.5x	5.6x	0.8x	0.8x
			Median	5.2x	5.4x	0.8x	0.8x
			Max	6.4x	6.6x	1.1x	1.0x
			Min	4.7x	4.9x	0.5x	0.5x
Notes: All figures in US$ million unless otherwise noted.
Source: Companies information, FactSet and Bloomberg.

Comparable public company analysis - specialties
	3/14/2007	Market		TEV / EBITDA		TEV / Sales
Company name	Share price	Cap.	TEV	2006A	2007E	2006A	2007E
Clariant	$16.05	3,637	4,973	6.9x	6.8x	0.7x	0.7x
Rhodia	$3.50	4,220	6,794	7.1x	6.7x	1.1x	1.0x
Lubrizol	$51.10	3,601	4,665	8.2x	7.7x	1.2x	1.1x
Huntsman	$18.94	4,433	7,432	7.7x	6.4x	0.8x	0.8x
Celanese	$30.40	5,288	7,619	6.6x	6.8x	1.3x	1.2x
			Mean	7.3x	6.9x	1.0x	1.0x
			Median	7.1x	6.8x	1.1x	1.0x
			Max	8.2x	7.7x	1.3x	1.2x
			Min	6.6x	6.4x	0.7x	0.7x

Notes: All figures in US$ million unless otherwise noted. Sample based on surfactant chemical companies - specialty.
Source: Companies information, FactSet and Bloomberg.

73

Comparable multiples	Appendix II

Selected comparable multiples - Chemical distributors & Retail Brazil

Precedent transaction analysis - Chemical distributors

			TEV/LTM	LTM Metric
Target - Buyer	Date	TEV	EBITDA	EBITDA
ChemCentral - Univar	Mar-07	$650	9.3x	$70
INT Muellor Chemical - NIB Capital	Jun-01	228	8.8x	26
HCI - Brenntag	Nov-00	306	8.5x	36
Ellis & Everard - Vopak Distribution	Jan-01	480	6.1x	79
		Mean	8.2x
		Median	8.6x
		Max	9.3x
		Min	6.1x
Notes: All figures in US$ million unless otherwise noted.
Source: Companies information, FactSet and Bloomberg.

Comparable public company analysis - Retail Brazil

	Market		TEV / EBITDA
Company name	Cap.	TEV	2006A	2007E
Pao de Acucar - CBD	$4,042	$4,687	7.5x	5.8x

Notes: All figures in US$ million unless otherwise noted.
Source: Companies information, FactSet and Bloomberg.

74

Comparable multiples	Appendix II

Selected comparable multiples - Refiners and Asphalt producers

Comparable public company analysis - Refiners

	Share price	Market		TEV / EBITDA				Price to earnings
Company	3/23/2007	Cap	TEV	2006A	2007E	2008E	2006A	2007E	2008E
Alon USA	$36.30	$1,699	$2,175	8.7x	6.6x	8.4x	14.4x	10.6x	13.4x
Delek US Holdings	18.77	973	1,158	6.5	6.4	6.3	9.7	10.4	11.1
Frontier Oil	33.08	3,628	3,372	5.5	6.3	6.3	9.8	11.9	12.9
			Average	6.9	6.5	7.0	11.3	11.0	12.5
			Median	6.5	6.4	6.3	9.8	10.6	12.9
			Max	8.7	6.6	8.4	14.4	11.9	13.4
			Min	5.5	6.3	6.3	9.7	10.4	11.1
Notes:    All figures in US$ million unless otherwise noted.
 Market Cap. includes options and in-the-money convertibles.
Source:  Companies information, FactSet and Bloomberg.

Precedent transaction analysis - Asphalt producers

			TEV /	TEV /
Target / Buyer	Date	TEV	LTM EBITDA	LTM Sales
Frehner Construction / Aggregate Industries	5/11/2004	95.8	NA	0.6x
Better Materials Corp. / Hanson Building Materials	7/18/2003	155	7.3x	1.3x
S.E. Johnson / CRH plc	5/16/2003	177	6.3x	0.7x
Kiew it Materials / CSR	10/2/2002	648	8.8x	1.3x
Mount Hope Rock Products / CRH plc	4/30/2001	138	7.3x	1.3x
Northern Ohio Paving and Dolomite Group / CRH plc	6/21/2000	172	5.9x	1.3x
The Shelly Company / CRH plc	2/24/2000	362	5.7x	1.1x
Thompson-McCully / CRH plc	7/12/1999	422	8.0x	1.7x
Dell Contractors and Millington Quarry / CRH plc	7/5/1999	146	5.6x	1.0x
MA Segale - Icon Materials / CRH plc	5/1/1998	60	NA	1.2x
		Mean	6.9x	1.1x
		Median	6.8x	1.2x
		Max	8.8x	1.7x
		Min	5.6x	0.6x
Notes:    All figures in US$ million unless otherwise noted.
CRH plc was previously known as Oldcastle Materials
Source: Companies information, FactSet and Bloomberg.

75

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date: April 13, 2007
	By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Valuation Report, April 4, 2007)